Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:06 19-Dec-07
RNS Number:3176K
Wolseley PLC
19 December 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director:
Nigel M Stein
3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director named above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Nigel M Stein
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
4,000
8 Percentage of issued class:
De minimis
9 Number of shares/amount of stock disposed:
nil

10 Percentage of issued class:
n/a
11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
728p
13 Date of transaction:
19 December 2007
14 Date Company informed:
19 December 2007
15 Total holding following this notification:
10,500
16 Total percentage holding of issued class following this notification:
De minimis
17 Contact name for queries:
Deborah Russell
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
R Shoylekov, Group Company Secretary & General Counsel
This information is provided by RNS
The company news service from the London Stock Exchange
END